Exhibit 12.1

Chemical Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

The following table shows the ratio of earnings to fixed charges for Chemical Financial Corporation, on a consolidated basis:

	Three Months Ended March 31,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
	(Dollars in Thousands)

Ratio of Earnings to Fixed Charges (1):
Excluding Interest on Deposits	102.09	104.45	43.02	26.80	9.59	3.00
Including Interest on Deposits	6.00	5.59	4.06	2.90	1.79	1.26

(1)	For purposes of computing the ratios, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on borrowings and long-term debt, including/excluding interest on deposits, and one-third of rental expense, which Chemical Financial Corporation considers representative of the interest factor.

Earnings:	$19,713	$81,108	$71,808	$60,250	$31,190	$11,953
Income before income taxes
Fixed charges:
Interest on deposits	$3,745	$16,883	$21,782	$29,293	$35,895	$39,500
Interest on borrowings and long-term debt	121	531	1,431	2,096	3,415	5,787
Rent expense interest factor (1/3 of rent)	74	253	278	239	217	197
Total fixed charges:
Including interest on deposits	$3,940	$17,667	$23,491	$31,628	$39,527	$45,484
Excluding interest on deposits	$195	$784	$1,709	$2,335	$3,632	$5,984